FORM 51‐102F3

MATERIAL CHANGE REPORT

ITEM 1.  NAME AND ADDRESS OF COMPANY

Western Copper and Gold Corporation (the "Company")

15th Floor, 1040 West Georgia Street

Vancouver, BC V6E 4H1

ITEM 2.  DATE OF MATERIAL CHANGE

May 8, 2020 and May 11, 2020

ITEM 3.  NEWS RELEASES

Issued on May 8, 2020 and May 11, 2020, respectively, and distributed through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.  SUMMARY OF MATERIAL CHANGE

On May 8, 2020, the Company announced a non‐brokered private placement financing (the "Offering") to raise aggregate gross proceeds of up to C$3,360,000 through the issuance of up to 3,000,000 flow‐through common shares (the "FT Shares") at a price of $1.12 per FT Share.

On May 11, 2020, the Company announced an increase to the size of the Offering to raise aggregate gross proceeds of up to C$4,480,000 through the issuance of up to 4,000,000 FT Shares at a price of $1.12 per FT Share.

The Company may pay a finder's fee in respect of part of the Offering.

ITEM 5.1  FULL DESCRIPTION OF MATERIAL CHANGE

See the Company's news releases dated May 8, 2020 attached as Schedule "A" hereto, and the news release dated May 11, 2020 attached as Schedule "B" hereto.

ITEM 5.2  DISCLOSURE ON RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51‐102

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8.  EXECUTIVE OFFICER

Contact:	Chris Donaldson, Director, Corporate Development
Telephone:	604‐638‐2520

ITEM 9.  DATE OF REPORT

May 12, 2020

Schedule "A"

News Release dated May 8, 2020

(See attached)

Western Copper and Gold Announces $3.36 Million Private Placement of Flow-Through

Shares

/NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE

SERVICES/

VANCOUVER, May 8, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) announces a non-brokered private placement financing (the "Offering") to raise aggregate gross proceeds of up to C$3,360,000 through the issuance of up to 3,000,000 flow-through common shares at a price of $1.12 per FT Share.

The gross proceeds received from the sale of the FT Shares will be used solely to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at the Casino Project in the Yukon Territory, and renounced to subscribers effective December 31, 2020. Such Canadian exploration expenses will also qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada).

The closing of the Offering is expected to occur on or about May 26, 2020 and is subject to regulatory approval, including that of the Toronto Stock Exchange and the NYSE American LLC. The FT Shares will be subject to statutory hold period(s) in accordance with applicable securities legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper- gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President and CEO

Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National

Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward- looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated closing date of and the use of proceeds from the Offering. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that all regulatory approvals will be received in a timely manner and on acceptable terms; that general business conditions will note change in a materially adverse manner and that the Offering will proceed as planned.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/May2020/08/c5472.html

%SEDAR: 00023684E

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 08-MAY-20

Schedule "B"

News Release dated May 11, 2020

(See attached)

Western Copper and Gold Increases Private Placement to $4.48 Million of Flow-Through Shares

/NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE

SERVICES/

VANCOUVER, May 11, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) announces that, due to unprecedented interest from both new and existing shareholders, the non-brokered private placement financing announced on May 8, 2020 (the "Offering") has been increased to raise aggregate gross proceeds of up to C$4,480,000 through the issuance of up to 4,000,000 flow-through common shares at a price of $1.12 per FT Share.

The gross proceeds received from the sale of the FT Shares will be used solely to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at the Casino Project in the Yukon Territory, and renounced to subscribers effective December 31, 2020. Such Canadian exploration expenses will also qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada).

The closing of the Offering is expected to occur on or about May 26, 2020 and is subject to regulatory approval, including that of the Toronto Stock Exchange and the NYSE American LLC. The FT Shares will be subject to statutory hold period(s) in accordance with applicable securities legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper- gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President and CEO

Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward- looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated closing date of and the use of proceeds from the Offering. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that all regulatory approvals will be received in a timely manner and on acceptable terms; that general business conditions will note change in a materially adverse manner and that the Offering will proceed as planned.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/May2020/11/c1960.html

%SEDAR: 00023684E

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 11-MAY-20